

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 19, 2011

Via Email
Bryan K. Brown
Porter Hedges LLP
1000 Main Street, 36th Floor
Houston, TX 77002

>   **Re: Platinum Energy Resources Inc.**
>   **Schedule 14D-9 filed June 17, 2011**
>   **Amendment No. 1 to Schedule 14D-9 filed June 30, 2011**

Dear Mr. Brown:

    This letter serves as a follow-up to our discussions concerning the Schedule 14D-9 filed on June 17, 2011 and amended Schedule 14D-9 filed on June 30, 2011 filed by the above registrant in connection with the tender offer by bidders Pacific Holdings Group LLC ("Pacific") and Syd Ghermezian. As you know, a Schedule TO/13E-3 for that offer was initially filed on May 26, 2011.

    As discussed in several telephone conversations with you both before and after the expiration of the tender offer on July 8, 2011, we continue to have concerns about the timeliness and method of dissemination of the initial and amended Schedule 14D-9s filed by Platinum Energy Resources Inc. ("Platinum"). Those concerns were initially raised in my comment letter to Platinum dated June 21, 2011. Your response letter dated June 30, 2011 did not address the issue of the method of dissemination of the initial Schedule 14D-9. You advised in a telephone conversation on July 15, 2011 that the initial Schedule 14D-9 was only disseminated by means of filing on EDGAR.

    In our view, an EDGAR filing alone would generally not satisfy the registrant's obligation to "publish, send or give" its recommendation with respect to the offer under Exchange Act Rule 14e-2. Filing on EDGAR alone may also be inadequate as a means of disseminating amended disclosure, depending on the materiality of the new information contained in the amendment.

    In this regard, we continue to have questions about the disclosure in the Schedule 14D-9, as amended, regarding the nature of the affiliation or other relationship between corporate insiders of Platinum and the bidders in the tender offer. In this regard, we direct

Bryan K. Brown
Porter Hedges LLP
July 19, 2011
Page 2

your attention to comment 3 in our June 21, 2011 letter. As we discussed by telephone, we understand that Platinum director Mark Ghermezian may be a beneficiary of a family trust that holds an economic interest in bidder Pacific Holdings Group LLC. You have been unable to confirm or refute this; if true, it would appear to be required disclosure under Item 1005(d) of Regulation M-A and Item 3 of Schedule 14D-9.

Please do not hesitate to contact me at 202-551-3263 with any questions concerning the above matters.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and
Acquisitions